SouthWest Water Company

One Wilshire Building

624 S. Grand Avenue, Suite 2900

Los Angeles, CA 90017

BY EDGAR

June 24, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             SouthWest Water Company
Preliminary Proxy Statement on Schedule 14A
File No. 000-08716

Ladies and Gentlemen:

In response to a request from the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, SouthWest Water Company (the “Company”) hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SouthWest Water Company

By:	/s/ MARK A. SWATEK

Mark A. Swatek
President and Chief Executive Officer